
TAYLOR NELSON
SOFRES
PLC

BY DHL

7th April 2003


03050038

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Schedule 10 – Notification of Major Interests in Shares
2. 363s Annual Return for MRM Promotional Services Ltd.
3. 363s Annual Return for Specialist People Resources Ltd.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 4/16

Taylor Nelson Sofres plc
Westgate, London W5 1UA

MESSAGE CONFIRMATION 28-MAR-2003 14:59 FRI

FAX NUMBER: 02089671446
NAME : TNS+LEGAL

NAME/NUMBER : 902075886057
PAGE : 007
START TIME : 28-MAR-2003 14:57 FRI
ELAPSED TIME : 01'48"
MODE : G3 STD ECM
RESULTS : [O.K]



TAYLOR NELSON SOFRES
PLC

Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4108
Direct fax:+44 (0) 208 967 1446
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	28 March 2003
To	London Stock Exchange Company Announcements Office -020 7588 6057
Pages	7
Copies	Securities and Exchange Commission by **DHL** Zafar Aziz, Bank of New York (London) – 020 7964 6028 Robert Goad, Bank of New York (US)- 001 212 974 6096
From	**Judith George**

Dear Sirs

Dealing by shareholder
AVS No: 116978

I attach announcement of dealing by substantial shareholder.

Yours faithfully

Judith George
Assistant Company Secretary


TAYLOR NELSON SOFRES
PLC

Westgate London W5 1UA
Direct tel: +44 (0) 208 967 4108
Direct fax:+44 (0) 208 967 1446
E-mail: Judith.George@tnsofres.com

FACSIMILE

Date	28 March 2003
To	London Stock Exchange Company Announcements Office –020 7588 6057
Pages	7
Copies	Securities and Exchange Commission **by DHL** Zafar Aziz, Bank of New York (London) – 020 7964 6028 Robert Goad, Bank of New York (US)- 001 212 974 6096
From	**Judith George**

Dear Sirs

Dealing by shareholder
AVS No: 116978

I attach announcement of dealing by substantial shareholder.

Yours faithfully

Judith George
Assistant Company Secretary

"This fax is for the use of the person/company named above only. This fax is CONFIDENTIAL and may be LEGALLY PRIVILEGED. If you have received this fax in error, please (1) contact us immediately (2) destroy the faxed pages received and (3) ensure that their contents are not disclosed or used".

Registered in England No. 912624

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 116978

All relevant boxes should be completed in block capital letters.

1. Name of company	Name of shareholder having a major interest
TAYLOR NELSON SOFRES plc	FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, t number of shares held by each of them
2. ABOVE	STATE STREET NOMINEES, 584,920 CHASE NOMINEES 7,242,080 CHASE NOMINEES 2,825,577 CHASE MANHATTAN BANK LONDON 5,025,372 MELLON NOMINEES 326,600 BANK OF NEW YORK EUROPE 193,100 BT GLOBENET NOMINEES 36,200 MSS NOMINEES 75,000 CITIBANK 259,900 BANK OF NEW YORK LONDON 1,232,200 NORTHERN TRUST 248,700 DEUTSCHE BANK 58,000 BANKERS TRUST 154,160 NORRTRUST NOMINEES LTD 475,015 STATE STREET NOMINEES 824,400 RBS TRUST BANK 316,835 MORGAN STANLEY 285,171 NORTHERN TRUST 3,974,108 CITIBANK 31,500 STATE STREET BANK & TRUST 1,608,998 MELLON BANK 81,800 BANK OF NEW YORK EUROPE 816,730 JP MORGAN 553,469 BANK OF NEW YORK, LONDON 5,762,532 CHASE NOMINEES 246,799 CHASE MANHATTAN BANK LONDON 1,190,359 BANK OF NEW YORK BRUSSELS 835,423 DEUTCHE BANK 187,700 CITIBANK 86,000

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
3,878,078	0.99%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES, 5 PENCE EACH	27/3/03	27/3/03

12. Total holding following this notification	13. Total percentage holding of issued class following this notificati
35,538,648	9.08%

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847** Date of notification 28 MARCH 2003	


Fidelity Investments

March 27, 2003

Taylor Nelson Sofres Plc
Westgate
London, W5 1UA
United Kingdom

FAX: 011-44-20-8967-1446

ATTN: Company Secretary

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

Fidelity Management & Research Company
82 Devonshire Street
Boston, MA 02109-3614
Phone: 617 563-7000


Fidelity Investments

Amendment #10

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Taylor Nelson Sofres Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:
Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109-3614 Phone: 617 563-7000



5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Fidelity Management & Research Company
82 Devonshire Street Boston, MA 02109-3614
Phone: 617 563-7000

Schedule A

Amendment # 10

Security: Taylor Nelson Sofres Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	584,920	FMRCO	State Street Nominees Limited
	7,242,080	FMRCO	Chase Nominees Limited
	2,825,577	FISL	Chase Nominees Limited
	5,025,372	FISL	Chase Manhattan Bank London
	326,600	FPM	Mellon Nominees Ltd
	193,100	FPM	Bank of New York Europe
	36,200	FPM	BT Globenet Nominees Ltd
	75,000	FPM	MSS Nominees Ltd
	259,900	FPM	Citibank
	1,232,200	FPM	Bank of New York London
	248,700	FPM	Northern Trust
	58,000	FPM	Deutsche Bank
	154,160	FIL	Bankers Trust
	475,015	FIL	Nortrust Nominees Ltd
	824,400	FIL	State Street Nominees Ltd
	316,835	FIL	RBS Trust Bank
	285,171	FIL	Morgan Stanley
	3,974,108	FIL	Northern Trust
	31,500	FIL	Citibank
	1,608,998	FIL	State Street Bank & Trust
	81,800	FIL	Mellon Bank
	816,730	FIL	Bank of New York Europe
	553,469	FIL	JP Morgan
	5,762,532	FIL	Bank of New York, London
	246,799	FIL	Chase Nominees Ltd
	1,190,359	FIL	Chase Manhattan Bank London
	835,423	FIL	Bank of New York Brussels
	187,700	FIL	Deutche Bank
	86,000	FIL	Citibank
Total Ordinary Shares	**35,538,648**		
Current ownership percentage:	**9.16%**		
Shares in issue:	**387,800,000**		
Change in holdings since last filing:	+3,878,078 ordinary shares		


TAYLOR NELSON SOFRE
PL

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

28 March 2003

Dear Sir/Madam

Specialist People Resources Limited registered no. 3032722
Annual return for the period ended 14 March 2003

MRM Promotional Services Limited registered no. 2802877
Annual return for the period ended 24 March 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £30.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

f:\users\companysecretarial 030201\companies house\030


The Royal Bank
of Scotland plc

16-04-00

Corporate Banking Office
P O Box 450 5-10 Great Tower Street London EC3P 3HX

Date 4-2-03

Pay Companies House

Thirty Pounds only

A/C Payee

£ 30.-

FOR AND ON BEHALF OF
TAYLOR NELSON SOFRES PLC NO1 A/C

Bemrose, Derby 9506 6/98

C A Mooney

Cheque Number	Sort Code	Account Number
000315	16-04-00	20064775



Companies House

— *for the record* —

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

The Company Secretary
MRM PROMOTIONAL SERVICES LIMITED
Taylor Nelson Sofres Plc
Westgate
London
W5 1UA

09308-01336

Our Ref 2802877/03/10
Date 6th March 2003

2003 Annual Return for Company Number 2802877

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **1st March 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **24th March 2003 the return date**
- Reaches Companies House by **21st April 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.



AWARDED FOR EXCELLENCE

P.T.O

Companies House

— for the record —

Company Name

MRM PROMOTIONAL SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2802877

Information extracted from Companies House records on
1st March 2003

Section 1: Company details

Ref: 2802877/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **Westgate** **London** **W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1,000	Number of shares issued
	Aggregate Nominal Value of issued shares £1,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1,000	Total number of shares issued
	Total Nominal value of shares issued £1,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SEFRES GROUP LTD	Name: TNS UK Limited	
Address Westgate London W5 1UA	Address:	**Shares transferred by** TAYLOR NELSON SEFRES GROUP LTD
	UK Postcode	
Shares held *Class* Ordinary, *Number* 999	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer* __/__/____
> **Shareholder Name** TAYLOR NELSON SEFRES INTERNATIONAL LTD	Name: Taylor Nelson Sofres International Limited	
Address Westgate London W5 1UA	Address:	**Shares transferred by** TAYLOR NELSON SEFRES INTERNATIONAL LTD
	UK Postcode	
Shares held *Class* Ordinary, *Number* 1	**Shares held** *Class* / *Number*	*Class* / *Number* / *Date of transfer* __/__/____

Please fill in details of any persons or corporate bodies who are sha the company at the date of this return, but whose details are not pri Section 4.

> Also, provide the details of any persons who became but have ceas shareholders of the company since the date of the last annual return

> For jointly held shares please list those joint shareholders consecutiv form. If a joint shareholder also holds shares in their own right, list th separately.

> Please copy this page if there is not enough space to enter all the co other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date regist of tra (If appro
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 28 / 05 / 2003

This date must not be earlier than th return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***24/3/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th March 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Documen
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
Westgate

DX number *if applicable*: __ __ __ __ __

DX exchange

Postcode: W5 1UA

Companies House

— for the record —

Company Name

SPECIALIST PEOPLE RESOURCES LIMITED

363s Annual Return

Company Type

Private Company Limited By Shares

Company Number

3032722

Information extracted from Companies House records on **23rd February 2003**

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Section 1: Company details

Ref: 3032722/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ☐ Tick this box if this address is a [cut off] address for the beneficiary of a Confidentiality Order granted under sect[cut off] of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** 02/01/1936 **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a se[cut off] address for the beneficiary of a Confidentiality Order granted under sectio[cut off] of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary **Nominal value of each share** £1.00 **Number of shares issued** 2 **Aggregate Nominal Value of issued shares** £2.00	Class of share Nominal value of each share Number of shares issued Aggregate Nominal Value of issued share
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2 **Total Nominal value of shares issued** £2.00	Total number of shares issued Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be s with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings ar printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill ir the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

<table>
<tr><th>Current details</th><th>Amended details</th><th>Shares transferred</th></tr>
<tr>
<td>> Shareholder
Name
TAYLOR NELSON SOFRES GROUP LTD</td>
<td>Name
________________</td>
<td></td>
</tr>
<tr>
<td>Address
West Gate
London
W5 1UA</td>
<td>Address
____
____
____
UK Postcode ___ ___</td>
<td>Shares transferred by
TAYLOR NELSON SOFRES GROUP LTD</td>
</tr>
<tr>
<td>Shares held
Class Number
Ordinary 2</td>
<td>Shares held
Class ________ Number ____
________ ____</td>
<td>Class ____ Number ____ Date of trai __/__/_
____ ____ __/__/_</td>
</tr>
</table>



Companies House
— for the record —

> When you have checked all the sections of this form, please complete thi page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 28 / 03 / 20

This date must not be earlier return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *14/3/2003*

If you are making this return up to an earlier date please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of th

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th March 200** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Doc
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on th reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable*:

DX exchange:

Postcode: W5 1UA

- Please fill in details of any persons or corporate bodies who are shar the company at the date of this return, but whose details are not print Section 4.

- Also, provide the details of any persons who became but have cease shareholders of the company since the date of the last annual return.

- For jointly held shares please list those joint shareholders consecutive form. If a joint shareholder also holds shares in their own right, list th separately.

- Please copy this page if there is not enough space to enter all the cor other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date registr of tran (If approp
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address			